Exhibit A

Wireless Operator in Mexico is Deploying Ceragon’s IP-20 Platform for 4G Network Upgrade & Expansion Project
December 17, 2015

Wireless Operator in Mexico is Deploying Ceragon’s IP-20 Platform
for 4G Network Upgrade & Expansion Project

Ceragon enables fast and reliable nationwide 4G service coverage - while meeting operational efficiency targets

Little Falls, New Jersey, December 17, 2015 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist, today announced that a wireless operator in Mexico is deploying its IP-20 Platform for an extensive 4G network upgrade and expansion project. Orders for this project totaling over $6 million have been received during 2015, mostly in the second half of the year.  Ceragon is enabling the operator to quickly and efficiently increase its nationwide service reach, deliver the highest 4G service speeds to subscribers, and provide a most reliable and operationally efficient network.

This operator selected Ceragon’s FibeAir IP-20 platform in order to quickly expand its geographic coverage, while meeting strict operational efficiency targets and ensuring reliable service availability.

The Ceragon IP-20 platform is a highly-flexible, ultra-high capacity, IP-based wireless backhaul solution, available across all frequency bands (4 – 86GHz) and for every wireless backhaul scenario. Built on unique multicore technology, it delivers over 1Gbps with IP-20C in narrowband frequencies and 2.5Gbps with IP-20E in wideband E-Band spectrum and for any site scenario. It also provides a quick-to-deploy solution for all site locations, and meets the operator’s short, small cells and long haul requirements. Coupled with Ceragon’s unique applications for quick and simple wireless backhaul equipment commissioning, the IP-20 Platform enables the operator to achieve fast time to revenue.

To provide a highly reliable network for mobile subscribers and enterprises alike, Ceragon’s IP-20 platform additionally provides the operator with backup connectivity to fiber rings. It does so by utilizing its IP-20E E-band technology, which delivers 2.5Gbps fiber-speed capacity with a very small footprint. By providing a wireless solution at such high speeds across the entire spectrum, Ceragon’s IP-20 Platform allows the operator to utilize the same network infrastructure for both mobile and enterprise connectivity, thus significantly reducing network expenses and increasing operational efficiency.

Wireless Operator in Mexico is Deploying Ceragon’s IP-20 Platform for 4G Network Upgrade & Expansion Project
December 17, 2015

“We appreciate the opportunity to expand our relationship with this wireless operator to deliver 4G wireless backhaul across the network,” said Ira Palti, president and CEO of Ceragon. “We are gratified by this operator’s confidence that our highly reliable, top performance IP-20 Platform and the proficiency of our network rollout services will enable it to meet its network rollout plans.”

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless backhaul specialist. We provide innovative, flexible and cost-effective wireless backhaul solutions that enable mobile operators and other service providers to deliver 4G/LTE, 3G/2G, and other wireless broadband services to their subscribers with high quality of experience. Our solutions are deployed by public utilities, government and defense organizations for delivering mission critical multimedia and other applications at high reliability and speed. Ceragon’s high-capacity solutions use microwave technology to transfer multimedia, voice and data traffic while maximizing bandwidth efficiency, to deliver more capacity over longer distances under any deployment scenario. Based on our extensive global experience, Ceragon delivers turnkey solutions that support service provider profitability at every stage of the network lifecycle enabling faster time to revenue, cost-effective operation and simple modernization to all-IP networks. As the demand for multimedia services pushes the need for ever-increasing capacity, Ceragon is committed to serve the market with unmatched technology and innovation, ensuring effective solutions for the evolving needs of the marketplace. Our solutions are deployed by more than 430 service providers in over 130 countries.

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Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

Wireless Operator in Mexico is Deploying Ceragon’s IP-20 Platform for 4G Network Upgrade & Expansion Project
December 17, 2015

Media Contact:	Company Contact:	Investor Contact:
Matthew Krieger	Tanya Solomon	Claudia Gatlin
GK Public Relations	Ceragon Networks
Tel: + 914-768-4219	Tel: +972-3-543-1163	Tel. +1-(212)-830-9080
matthew@gkpr.com	tanyas@ceragon.com	claudiag@ceragon.com
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This press release contains statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include: projections of capital expenditures and liquidity, competitive pressures, revenues, growth prospects, product development, financial resources, restructuring costs, cost savings and other financial matters. You can identify these and other forward-looking statements by the use of words such as “may,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “expects,” “intends,” “potential” or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the risk that Ceragon will not achieve the benefits it expects from its expense reduction and profit enhancement programs; the risk that Ceragon’s expectations regarding future revenues and profitability will not materialize; the risk that Ceragon will not comply with the financial or other covenants in its agreements with its lenders; risks associated with doing business in Latin America, including currency export controls and recent economic concerns; risks relating to the concentration of our business in the Asia Pacific region and in developing nations; the risk of significant expenses in connection with potential contingent tax liability associated with Nera’s prior operations or facilities; and other risks and uncertainties detailed from time to time in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission, and represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.